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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-1

                           TENDER OFFER STATEMENT

                                PURSUANT TO
          SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                             (AMENDMENT NO. 2)


                                TRACOR, INC.
                         (Name of Subject Company)

                           GEC Acquisition Corp.
                              GEC Incorporated
                    The General Electric Company, p.l.c.
    (not affiliated with the U.S. based corporation with a similar name)
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
          (including the associated Series A Junior Participating
                     Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                 892349200
                   (CUSIP Number of Class of Securities)

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                            Patricia A. Hoffman
                              GEC Incorporated
                        c/o NI Holdings Incorporated
                           5700 West Touhy Avenue
                              Niles, IL 60714

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

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                                  Copy to:

                           Peter S. Wilson, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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          This statement amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission (the "Commission") on April 27, 1998, as amended by Amendment No. 1 thereto filed with the Commission on May 1, 1998 (as so amended, the "Schedule 14D-1"), by GEC Acquisition Corp., a Delaware corporation (the "Purchaser"), GEC Incorporated, a Delaware corporation (the "Parent"), and The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."), relating to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Tracor, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement dated as of February 17, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent, at a price of $40.00 per Share (including the associated Right), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

Item 7.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Subject
          Company's Securities

          Item 7 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

          The parties to the Stockholder Agreement dated as of April 21, 1998 among the Purchaser, Parent and certain stockholders of the Company are named on the signature page thereto and such Stockholder Agreement is incorporated herein by reference.

Item 10.  Additional Information

          Item 10 (b) and (c) of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

          GEC, p.l.c. filed a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") on April 27, 1998. The waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on May 12, 1998.

          The Purchaser and the Company made a filing under Section 721 of the Defense Production Act of 1950, as amended, on May 11, 1998. The time period for the Committee on Foreign Investment in the United States ("CFIUS") to determine whether to undertake an investigation will expire on June 10, 1998. In the event that CFIUS determines to undertake an investigation, such investigation must be completed within forty-five days after such determination. The President has fifteen days following the presentation by CFIUS of its recommendation to the President in which to suspend or prohibit the proposed acquisition or seek other appropriate relief.

          Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented so that the fifth sentence of the second paragraph of Section 8 "Certain Information Concerning the Company--Certain Company Projections" of the Offer to Purchase incorporated therein by reference is hereby amended and restated in its entirety as follows:

               NONE OF THE PURCHASER, PARENT OR GEC, P.L.C. OR THEIR RESPECTIVE FINANCIAL ADVISORS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF ANY OF THE PROJECTIONS.

Item 11.  Material to be Filed as Exhibits

          Item 11 is hereby amended and supplemented to add a new Exhibit as follows:

          (g) Certified extract from the resolutions of the Board of Directors of Parent dated April 21, 1998.

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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 1998


                              GEC ACQUISITION CORP.


                              By:/s/ John Currier
                                 Name:  John Currier
                                 Title: Secretary and Vice
                                        President


                              GEC INCORPORATED


                              By:/s/ Michael Lester
                                 Name:  Michael Lester
                                 Title: Director


                              THE GENERAL ELECTRIC COMPANY,
                              P.L.C.


                              By:/s/ Norman Porter
                                 Name:  Norman Porter
                                 Title: Secretary

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                               EXHIBIT INDEX


Exhibit
Number              Exhibit Name                       Page No.

*(a)(1)   Offer to Purchase.
*(a)(2)   Letter of Transmittal.
*(a)(3)   Notice Of Guaranteed Delivery.
*(a)(4)   Letter to Brokers, Dealers, Banks, Trust
          Companies and Other Nominees.
*(a)(5)   Letter to Clients for use by Brokers,
          Dealers, Banks, Trust Companies and Other
          Nominees.
*(a)(6)   Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form
          W-9.
*(a)(7)   Form of Summary Advertisement dated
          April 27, 1998.
*(a)(8)   Text of Press Release dated April 27, 1998,
          issued by GEC, p.l.c.
*(a)(9)   Text of notice issued by the Purchaser.
*(b) The Euro 6,000,000,000 Syndicated Credit Facility dated March 25, 1998, among GEC, p.l.c., HSBC Investment Bank PLC, as Agent, Marine Midland Bank, as US Swingline Agent, and certain other financial institutions.
*(c)(1) Agreement and Plan of Merger dated as of April 21, 1998, among the Purchaser, Parent and the Company.
*(c)(2)   Stockholder Agreement dated as of April 21,
          1998, among the Purchaser, Parent and
          certain stockholders of the Company.
*(c)(3)   Confidentiality Agreement dated March 6,
          1998, between GEC Marconi, N.A., Inc. and the Company.
*(c)(4)   Letter dated April 21, 1998, from GEC,
          p.l.c. to the Company.
(d)       None.
(e)       Not applicable.
(f)       None.

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Exhibit
Number              Exhibit Name                       Page No.

(g) Certified extract from the resolutions of the Board of Directors of Parent dated
          April 21, 1998.

--------------------
*Previously filed.

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                                                                EXHIBIT (g)



                              GEC INCORPORATED


          The undersigned, Patricia A. Hoffman, the Secretary of GEC Incorporated, a Delaware corporation (the "Corporation"), does hereby certify that the following is a true and correct extract from the resolutions adopted by unanimous written consent of the Board of Directors of the Corporation dated April 21, 1998 relating to actions of the officers and directors of the Corporation to bring about the acquisition (the "Acquisition") of all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Tracor, Inc. by GEC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Corporation ("Sub"), including without limitation, actions to permit Sub to make a tender offer (the "Offer") for all the outstanding Shares at a price per share of $40.00:

          RESOLVED that, in connection with the Acquisition and the other transactions contemplated by these resolutions, the officers and directors of the Corporation be, and they hereby are, authorized in the name and on behalf of the Corporation . . . (b) to file (i) a Statement on Schedule 14D-1 with respect to the Offer, including any amendments and exhibits thereto, with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder . . .; and (c) to take any other actions in the name and on behalf of the Corporation in connection with the Acquisition and the other transactions contemplated by these resolutions in accordance with the intent of the foregoing resolution.


          IN WITNESS WHEREOF, the undersigned has executed this certificate as of May 15, 1998.


                              GEC INCORPORATED


                              /s/ Patricia A. Hoffman
                              --------------------------------
                              Name:  Patricia A. Hoffman
                              Title: Secretary